Exhibit 99.1

Clementia Announces Closing of Over-Allotment Option in its Initial Public Offering

Montreal, Quebec – August 21, 2017 – Clementia Pharmaceuticals Inc. (NASDAQ: CMTA) (the “Company” or “Clementia”), a clinical stage biopharmaceutical company, today announced that the underwriters of its previously announced initial public offering exercised their option to purchase an additional 1,191,000 common shares from Clementia at the public offering price of $15.00 per share, resulting in additional gross proceeds of approximately $17.9 million. As a result, the total initial public offering size was 9,191,000 common shares, for aggregate gross proceeds to Clementia from the offering, before deducting the underwriting discounts and commissions and offering expenses, of approximately $137.9 million.  The common shares began trading on The NASDAQ Global Select Market on August 2, 2017 under the ticker symbol “CMTA”. The exercise of the over-allotment option closed August 18, 2017.

Morgan Stanley & Co. LLC and Leerink Partners LLC acted as book-running managers for the offering.  Wedbush Securities Inc. and BTIG, LLC acted as co-managers for the offering.

The offering was made only by means of a prospectus. A copy of the final prospectus related to the offering may be obtained from the offices of Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014; or from Leerink Partners LLC, Attention: Syndicate Department, One Federal Street, 37th Floor, Boston, MA, 02110, or by email at syndicate@leerink.com.

A registration statement relating to these securities has been filed with, and declared effective by, the Securities and Exchange Commission (the “SEC”). Copies of the registration statement can be accessed through the SEC’s website at www.sec.gov. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Clementia Pharmaceuticals Inc.

Clementia is a clinical stage biopharmaceutical company committed to delivering treatments to people who have none. The company is developing its lead candidate palovarotene, a novel RARγ agonist, to treat Fibrodysplasia Ossificans Progressiva (FOP), Multiple Osteochondromas (MO), and other diseases. For more information, please visit www.clementiapharma.com.

Investor/Media Contact:

Joseph Walewicz
Clementia Pharmaceuticals Inc.
+1-514-940-1080

Source: Clementia Pharmaceuticals, Inc.